Exhibit 6

BELL, BOYD & LLOYD LLC                         Hearing Date:  February 20, 2002
David F. Heroy                                        Hearing Time:  10:00 a.m.
Michael Yetnikoff
70 West Madison Street
Chicago, IL  60602
(312) 372-1121

BERLACK, ISRAELS &
  LIBERMAN LLP
Edward S. Weisfelner  (EW-5581)
Emilio Galvan (EG-0984)
120 West 45th Street
New York, New York 10036
(212) 704-0100

Attorneys for Certain Shareholders
  of Bethlehem Steel Corporation


UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

----------------------------------------------------x

In re                                                   Chapter 11 Case Nos.

BETHLEHEM STEEL CORPORATION,                            01-15288 through
et al.                                                  01-15302, and
                                                        01-15308 through
                                                        01-15315 (BRL)
                           Debtors.                     (Jointly Administered)

---------------------------------------------------x

                    NOTICE OF MOTION OF CERTAIN SHAREHOLDERS
                FOR AN ORDER DIRECTING THE UNITED STATES TRUSTEE
               TO APPOINT AN OFFICIAL COMMITTEE OF EQUITY SECURITY
                     HOLDERS OF BETHLEHEM STEEL CORPORATION
                     --------------------------------------

                  NOTICE IS HEREBY GIVEN that the annexed motion (the "Motion") of certain shareholders of Bethlehem Steel Corporation ("Bethlehem"), including Dimensional Fund Advisors, holder of 7,882,092 shares; Frank R. Williams, holder of 27,000 shares; and Greenway Partners, L.P., and its affiliates, beneficial holders of over 7,000,000 shares (collectively, the "Movants"), dated January 30, 2002, for an Order, pursuant to 11 U.S.C. 1102(a)(2), directing the United States Trustee to appoint an Official Committee of Equity Security Holders of Bethlehem Steel Corporation, will be heard before the Honorable Burton R. Lifland, United States Bankruptcy Judge, United States Bankruptcy Court, The Alexander Hamilton Custom House, Room 621, One Bowling Green, New York, New York 10004, on February 20, 2002, at 10:00 a.m., or as soon thereafter as counsel may be heard.

                  NOTICE IS FURTHER GIVEN that objections, if any, to the relief requested shall be in writing, shall state the name of the objecting party and the nature of the claim or interest of such party, shall state with particularity the reasons for the objection to the relief requested, and must be received in the chambers of the Honorable Burton R. Lifland, United States Bankruptcy Court, The Alexander Hamilton Custom House, Room 627, One Bowling Green, New York, New York 10004, and by the undersigned not later than 5:00 p.m. on February 15, 2002.

Dated:   January 30, 2002
                                         CERTAIN SHAREHOLDERS OF
                                         BETHLEHEM STEEL CORPORATION

                                         David F. Heroy
                                         Michael Yetnikoff
                                         BELL, BOYD & LLOYD
                                         70 West Madison, Suite 3300
                                         Chicago, Illinois 60602
                                         (312) 807-4244

                                         BERLACK, ISRAELS &
                                           LIBERMAN LLP


                                    By:/s/ Emilio A. Galvan
                                       -------------------------

                                         Edward S. Weisfelner (EW-5581)
                                         Emilio A. Galvan  (EG-0984)
                                         120 West 45th Street
                                         New York, New York 10036
                                         (212) 704-0100

                                         Attorneys for Certain Shareholders of
                                         Bethlehem Steel Corporation
BELL, BOYD & LLOYD LLC                   Hearing Date:  February 20, 2002
David F. Heroy                           Hearing Time:  10:00 a.m.
Michael Yetnikoff
70 West Madison Street
Chicago, IL  60602
(312) 372-1121

BERLACK, ISRAELS &
  LIBERMAN LLP
Edward S. Weisfelner  (EW-5581)
Emilio Galvan (EG-0984)
120 West 45th Street
New York, New York 10036
(212) 704-0100

Attorneys for Certain Shareholders
  of Bethlehem Steel Corporation

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

--------------------------------------------x

In re                                                    Chapter 11 Case Nos.

BETHLEHEM STEEL CORPORATION,                             01-15288 through
et al.                                                   01-15302, and
                                                         01-15308 through
                                                         01-15315 (BRL)
                           Debtors.                      (Jointly Administered)

-------------------------------------------x


                   MOTION OF CERTAIN SHAREHOLDERS FOR AN ORDER
                 DIRECTING THE UNITED STATES TRUSTEE TO APPOINT
               AN OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS OF
                           BETHLEHEM STEEL CORPORATION
                           ---------------------------

         Shareholders of Bethlehem Steel Corporation ("Bethlehem"), including Dimensional Fund Advisors, holder of 7,882,092 shares, Frank R. Williams, holder of 27,000 shares, and Greenway Partners, L.P. and its affiliates, beneficial holders of over 7,000,000 shares (collectively, the "Movants"), who collectively own approximately twelve percent (12%) of the common stock of Bethlehem, for their motion pursuant to section 1102(a)(2) of title 11 of the United States Code (the "Bankruptcy Code") for an order directing the United States Trustee to appoint an official committee of equity security holders, state as follows:

                                RELIEF REQUESTED
                                ----------------

         1. Because recent developments suggest that there is significant potential shareholder value that needs to be protected in this case, holders of nearly 15 million shares, or nearly twelve percent (12%) of Bethlehem's common stock, seek immediate appointment of an official equity committee pursuant to section 1102(a)(2) of the Bankruptcy Code.

         2. These developments include the following:

         o In December, the International Trade Commission ("ITC") recommended imposition of 40% tariffs on foreign steel dumped in the U.S., pursuant to section 201 of the 1974 Trade Act, and President Bush has until the end of February 2002 to implement relief in accordance with that recommendation;

         o Steel executives have recently urged Congress to assign legacy costs to existing government agencies, a step contemplated in the Steel Revitalization Act introduced in the House and Senate in 2001, and which, if taken, could relieve Bethlehem of up to $3 billion, or about seventy percent (70%) of its balance sheet liabilities;

         o Overcapacity in the domestic steel sector has been reduced in the past year by the idling of significant facilities, including the steel-making operations of LTV, Acme, Northwestern Steel, Gulf States, Geneva, Trico and Laclede;

         o        Steel analysts predict a pricing rebound in 2002; and

         o Bethlehem has been involved in serious consolidation discussions with other domestic producers regarding consolidation of the industry, which culminated on January 15 with a reported agreement between the major producers.

         3. The occurrence of any one of the circumstances mentioned in paragraph 2 above would enhance the equity value that exists in these cases materially.

         4. This case was filed at a low point in the cycle of a notoriously cyclical business. After the events of September 11, 2001 and massive foreign steel dumping. Bethlehem's financial position can only be improved by imposition of tariffs, legislative action to assume legacy costs, reduction of overcapacity and pricing rebounds. It undoubtedly would be materially enhanced by a business combination, not to mention the recapitalization, executory contract rejection and benefit remodification options available to it in the reorganization process.

         5. Many of these possibilities are likely to be negotiated with the involvement of well-represented parties in these cases - Bethlehem Steel's several lenders, the unsecured creditors committee and a retiree benefits committee.

         6. At this time, however, no party represents shareholder interests exclusively. In fact, Bethlehem's shareholders are not effectively represented in these cases at all, inasmuch as the members of Bethlehem's board of directors own only approximately one percent (1%) of the outstanding common shares and have conflicting duties to creditors. Nor can the Movants be expected to shoulder the economic burden of representing Bethlehem's outside shareholders who hold the remaining ninety-nine percent (99%).

         7. It would be unfair for Bethlehem's shareholders to be left without the ability to represent themselves effectively in these cases, while all of the potential benefits of an industry upturn and these other potentially very favorable developments go solely to the other constituencies of the estates.
Section 1102 of the Bankruptcy Code was enacted to prevent exactly this result. An official equity committee should be appointed.

                                   BACKGROUND
                                   ----------

         8. On October 15, 2001, the captioned debtors ("Debtors") each filed with this Court their voluntary petitions for relief under chapter 11 of title 11 of the Bankruptcy Code. Pursuant to sections 1107(a) and 1108 of the

Bankruptcy Code, the Debtors continue to operate their businesses and manage their properties as debtors in possession.

         9. The Debtors are engaged in the business of steel manufacturing and fabricating. As the second largest steel makers in the United States, their annual revenues exceed $4 billion.

         10. The United States Trustee has appointed an official committee of unsecured creditors of the Debtors.

         11. Bethlehem's outstanding equity securities consist of approximately 130 million shares of common stock held by over 30,000 record holders, as well as 6.5 million shares of publicly traded preferred stock. In the past year, Bethlehem's common stock has traded as high as $4.00 per share, for a market capitalization of $500 million. Even after the bankruptcy filing, Bethlehem's common stock continues to be actively traded on the NYSE at about $.50 per share, indicating an actual market capitalization of more than $60 million. Bethlehem's two preferred stock issues also trade on the NYSE. Its $5.00 preferred stock issue (2.5 million outstanding shares) trades at about $1.50 per share, and its $2.50 preferred stock issue (4 million outstanding shares) trades at about $.80 per share, for a total market cap of more than $5 million. Although market value is not determinative of potential distributions under a bankruptcy plan, the market has assigned significant value to Bethlehem's equity, even considering its financial and legal circumstances.

         12. On or about November 7, 2001, a written request for appointment of an official committee of equity security holders was made to the United States Trustee for this district ("UST"). That request was denied.

         13. On or about December 7, 2001, the ITC recommended imposition of twenty to forty percent (20% to 40%) tariffs on foreign steel dumped in the United States. On or about December 9, 2001, steel industry leaders announced a drive to consolidate domestic steel producers. This group included Bethlehem executives. On or about January 15, 2002, an agreement among these producers was announced.

         14. Also in December, 2001, LTV Steel announced the idling of its steelmaking facilities. LTV's announcement follows the idling during 2001 of domestic production exceeding fifteen percent (15%) of annual domestic consumption. In addition to LTV, Acme Steel, Northwestern Steel, Gulf States, Geneva, Trico and Laclede, each has idled production facilities. This constriction of domestic supply has led to firmer pricing and, coupled with tariff-based restrictions on foreign supply, is likely to lead to materially increased steel prices in 2002.

         15. On January 23, 2002, Bethlehem's CEO, Steve Miller, announced that the steel industry as a whole and Bethlehem in particular could expect improved conditions in 2002 and beyond:

                  2001 was an extremely challenging year for the domestic steel industry and Bethlehem . . . . Looking ahead, however, we
                  believe the domestic steel market will change for the better as the economy rebounds and steel imports are reduced.

                                      . . .

                  There are signs that the U.S. economy is beginning to strengthen. The manufacturing sector appears to have bottomed out in December. Our order entry is improving and we, and others in the industry, have announced price increases for first quarter deliveries. Although auto sales are expected to be sluggish in the first half of the year, we anticipate growing strength in the demand for steel by the middle of the year as the economy continues to improve and customers replenish depleted inventories.

                                      . . .

                  Bethlehem is continuing to pursue various strategic alternatives, including possible consolidation opportunities. Additionally, we are working to develop a reorganization plan to preserve production at Bethlehem's low cost, high quality steel assets and jobs for our employees. We expect to have adequate financial resources to sustain operations during the year 2002 while pursuing these opportunities.

                    STATUTORY BASIS FOR COMMITTEE APPOINTMENT
                    -----------------------------------------

         16. Section 1102(a)(1) of the Bankruptcy Code expressly authorizes the UST to appoint a committee of equity security holders as "appropriate." 11 U.S.C. section 1102(a)(1). Under section 1102(a)(2), the Bankruptcy Court may, upon de novo review, order the UST to appoint an equity security holders' committee "if necessary to assure adequate representation...of equity security holders." 11 U.S.C. section 1102(a)(2). Bankruptcy courts have developed the following benchmarks for determining the need for an additional committee to assure "adequate representation":

         (i)      whether the claims or interests at issue are widely held;

         (ii)     the size and complexity of the case; and

         (iii) whether the need for adequate representation is significantly outweighed by the cost of an additional committee.

In re Johns-Manville Corp., 68 Bankr. 155, 159 (Bankr. S.D.N.Y. 1986); see also In re Edison Brothers Stores Inc., 1996 U.S. Dist. LEXIS 13768 (D. Del. 1996) (adequate representation found to exist due to 35% insider ownership); In re Wang Laboratories, 149 B.R. 1 (D. Mass. 1992); In re McLean Industries, Inc., 70 Bankr. 852, 860 (Bankr. S.D.N.Y. 1987); In re Beker Industries, Inc., 55 Bankr.

945, 948-951 (Bankr. S.D.N.Y. 1985). The court also may consider the timing of the motion relative to the status of the chapter 11 case. In re Kalvar Microfilm Inc., 95 B.R. 599, 600 (Bankr. D. Del. 1996) (committee not appointed on the eve of plan confirmation).

         17. The appointment of an official committee of equity security holders would be necessary and appropriate in these cases. First, Bethlehem's stock is widely held: As set forth in the Affidavit of Bethlehem's Controller, Lonnie A. Arnett, accompanying the bankruptcy petition, Bethlehem's common stock is held by over 30,000 record holders.

         18. Second, this is a large and complex case. Bethlehem is the second largest steel maker in the United States, with combined total annual sales of more than $4 billion. Bethlehem has thousands of trade creditors, a complex capital structure including multiple issues of secured and unsecured debt, and both common and preferred stock. Major issues in the case will include rationalization of capacity; potential business combinations; concessions or government assumption of legacy costs; and ordering of priorities among the various stock and debt issues.

         19. Third, the equity holders' need for adequate representation is not significantly outweighed by the cost of an additional committee. In fact, based upon the size and complexity of these cases as summarized above, the cost of an additional committee in this case would have a de minimis effect on the reorganization prospects of Bethlehem and the ultimate distribution to creditors. On the other hand, the appointment of an equity committee would be eminently justified by the need to protect the potentially significant value of shareholders' currently unrepresented stake in Bethlehem. Under these circumstances, we submit that this case would be appropriate for the appointment of an official committee of equity security holders.

         20. Fourth, other factors also indicate that Bethlehem's shareholders would not be represented effectively in these proceedings absent the appointment of an equity committee. As a matter of law, the fiduciary duty owed by Bethlehem's directors to its shareholders has shifted from a duty to shareholders alone to a duty to all constituencies, including creditors, retirees and others having priority to Bethlehem's shareholders under bankruptcy law's absolute priority rule, a priority that Bethlehem's directors must consider while weighing any potential action. Pepper v. Litton, 308 U.S. 295, 306-307 (1939); CFTC v. Weintraub, 471 U.S. 343, 355 (1986). Thus, the board may feel reluctant to make choices that support the interests of shareholders in order to placate other groups having priority and to whom they now owe the same duty. Credit Lyonnais Bank v. MGM-Pathe, 1991 Del. Ch. Lexis 215, at *108. See also, In re Buckhead America Corp., 178 B.R. 936, 958 (D. Del. 1994) (board owes its duty to "the corporate enterprise", including creditors, when a corporation is "operating in the vicinity of insolvency").

         21. Bethlehem's officers and directors also hold only about one percent (1%) of the common stock. That is not only minimal in an absolute sense, but insignificant when compared to Movants' holdings. Movants hold nearly twelve percent (12%) of the outstanding common shares but cannot be expected to finance efforts on behalf of thousands of similarly situated shareholders holding the other eighty-eight percent (88%) of Bethlehem's outstanding common shares. The legislative history of the Bankruptcy Code clearly demonstrates that Congress was sensitive to the problem of lack of shareholder representation and provided section 1102 as a means for independent representation of shareholders in large and complex cases such as these. In fact, the legislative history reveals that section 1102 was specifically designed "to counteract the natural tendency of a debtor in distress to pacify large creditors, with whom the debtor would expect to do business, at the expense of small and scattered public investors." S.Rep. No. 989, 95th Cong., 2d. Sess. 10 (1978). Appointment of an equity committee would serve that precise purpose here.

                         NEED FOR IMMEDIATE APPOINTMENT
                         ------------------------------

         22. Bethlehem is in the midst of discussions with other steel makers that could result in a business combination. Any such combination would affect, if not finally determine, the distributions to shareholders. By the end of February, 2002, the Bush Administration must decide on any anti-dumping remedy. The Debtors' exclusive plan filing period will expire shortly. And the United States Congress is actively considering the Steel Revitalization Act which would provide relief from legacy costs that could relieve Bethlehem of up to $3 billion, or 70%, of its balance sheet liabilities. If an official committee of equity holders were not appointed immediately, Bethlehem's shareholders simply would not be adequately represented in the negotiation of a plan of reorganization. Equity holders should be allowed to participate now.

         23. Since no novel issues of law are raised by this motion, and in light of the authorities cited herein, the Movants request that the Court waive and dispense with the requirement for submission of a memorandum of law contained in Rule 9013-1(b) of the Local Bankruptcy Rules. In making this request, the Movants reserve the right to submit additional supporting papers in response to any objections it receives in response to the relief sought herein.

                                   CONCLUSION
                                   ----------

         24. All of the factors traditionally relied on by courts in appointing equity committees militate in favor of the appointment of an official committee of equity security holders in these cases. Moreover, all recent developments indicate significant potential incremental positive equity value. Nevertheless, equity holders remain under-represented in these cases. An official committee of equity security holders should be appointed without delay.

         WHEREFORE, Dimensional Fund Advisors, Greenway Partners, L.P., and Frank R. Williams request that this Court enter an order directing the United States Trustee to appoint an official committee of equity security holders of Bethlehem, and request such other and further relief as this Court deems appropriate under the circumstances.

Dated:   January 30, 2002
                                   CERTAIN SHAREHOLDERS OF
                                   BETHLEHEM STEEL CORPORATION

                                   David F. Heroy
                                   Michael Yetnikoff
                                   BELL, BOYD & LLOYD
                                   70 West Madison, Suite 3300
                                   Chicago, Illinois 60602
                                   (312) 807-4244

                                   BERLACK, ISRAELS &
                                     LIBERMAN LLP

                              By:/s/ Emilio A. Galvan
                                 --------------------------------
                                   Edward S. Weisfelner (EW-5581)
                                   Emilio A. Galvan  (EG-0984)
                                   120 West 45th Street
                                   New York, New York 10036
                                   (212) 704-0100

                                   Attorneys for Certain Shareholders of
                                   Bethlehem Steel Corporation